LATAM Announces Pricing of Equity Offering

Santiago (Chile), September 24, 2025 – LATAM Airlines Group S.A. (“LATAM” or the “Company”), the leading passenger and cargo airline group in South America, announced today the pricing of the previously announced public secondary offering by certain of the Company’s shareholders (the “Selling Shareholders”), all of which are affiliates of Strategic Value Partners, LLC, to sell 15,503,784 American Depositary Shares (“ADSs”), each representing 2,000 common shares of LATAM. The selling shareholders have agreed with the underwriters that the ADSs will be sold to investors in the market at a price of $43.60 per ADS. No shares are being sold by the Company, and LATAM will not receive any proceeds from the sale of ADSs by the selling shareholders. The offering is expected to close on September 26, 2025, subject to the satisfaction of customary closing conditions.

J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as underwriters for the offering. A registration statement on Form F-3 (the “Registration Statement”), including a prospectus, relating to the ADSs was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2024 and became effective automatically.

The offering is being made by means of the prospectus in the Registration Statement and a prospectus supplement. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the final prospectus supplement, when available, may be obtained by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com and Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 1-866-471-2526.

This press release is for informative purposes only under the current applicable laws and regulations and shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About the Company

LATAM Airlines Group S.A. and its affiliates are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to the Caribbean, North America, Europe, Africa, and Oceania. The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. The Airbus 330, operated under short-term leases, is also part of the current operations. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brasil are the LATAM group’s cargo subsidiaries. These cargo subsidiaries have a fleet of 20 freighters in addition to access to the cargo hold of the group’s passenger aircraft. They operate within the LATAM group network, as well as on exclusive international routes for cargo transportation.

For inquiries about this release, please contact:

LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believes,” “expectations,” “anticipated,” “proposed,” “projections,” “will,” “would,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.